United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 1, 2017

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

List identifying information required to be furnished
by Coca-Cola European Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

August 1 - 31, 2017

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR Acquisition of Shares	August 25, 2017
PDMR Acquisition of Shares	August 25, 2017
PDMR Acquisition of Shares	August 25, 2017
PDMR Acquisition of Shares	August 25, 2017
PDMR Sale of Shares	August 28, 2017
Total Voting Rights at August 31, 2017	August 31, 2017

Coca-Cola European Partners plc – PDMR Acquisition of Shares
August 25, 2017

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Clare Wardle
2.	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.446875 Ordinary Shares
c)	Price(s) and volume(s)	Price(s) USD $43.13 USD $0.00	Volume(s) 4.061985 3.384890
d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.446875 Ordinary Shares Aggregated Price: USD $23.525763 per share
e)	Date of the transaction	25 August 2017
f)	Place of the transaction	New York Stock Exchange

Coca-Cola European Partners plc – PDMR Acquisition of Shares
August 25, 2017

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2.	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.446875 Ordinary Shares
c)	Price(s) and volume(s)	Price(s) USD $43.13 USD $0.00	Volume(s) 4.061985 3.384890
d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.446875 Ordinary Shares Aggregated Price: USD $23.525763 per share
e)	Date of the transaction	25 August 2017
f)	Place of the transaction	New York Stock Exchange

Coca-Cola European Partners plc – PDMR Acquisition of Shares
August 25, 2017

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ronald Lewis
2.	Reason for notification
a)	Position / status	Chief Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.446875 Ordinary Shares
c)	Price(s) and volume(s)	Price(s) USD $43.13 USD $0.00	Volume(s) 4.061985 3.384890
d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.446875 Ordinary Shares Aggregated Price: USD $23.525763 per share
e)	Date of the transaction	25 August 2017
f)	Place of the transaction	New York Stock Exchange

Coca-Cola European Partners plc – PDMR Acquisition of Shares
August 25, 2017

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.446875 Ordinary Shares
c)	Price(s) and volume(s)	Price(s) USD $43.13 USD $0.00	Volume(s) 4.061985 3.384890
d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.446875 Ordinary Shares Aggregated Price: USD $23.525763 per share
e)	Date of the transaction	25 August 2017
f)	Place of the transaction	New York Stock Exchange

Coca-Cola European Partners plc – PDMR Sale of Shares
August 28, 2017

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Lauren Sayeski
2.	Reason for notification
a)	Position / status	Chief Public Affairs and Communications Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of Ordinary Shares pursuant to a 10b5-1 plan
c)	Price(s) and volume(s)	Price(s) USD $42.90	Volume(s) 3,812 Ordinary Shares
d)	Aggregated information Aggregated volume Price	Aggregated Volume: 3,812 Ordinary Shares Aggregated Price: USD $42.90 per share
e)	Date of the transaction	28 August 2017
f)	Place of the transaction	New York Stock Exchange

Coca-Cola European Partners plc – Total Voting Rights at August 31, 2017
August 31, 2017

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 August 2017, Coca-Cola European Partners plc had 484,381,538 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 484,381,538 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola European Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: September 1, 2017	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary